04004762

RECEIVED FEB 27 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 188

AH 3/11/2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kercheville and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH 10 West
(No. and Street)

San Antonio	Texas	78249
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori S. Barker (210) 694-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

700 N. St. Mary's, Suite 1100	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Kercheville, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kercheville and Company and subsidiary for the year ended December 31, 2003, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

KIM WOLFF
Notary Public
State of Texas
My Comm. Exp. 03-10-2006

Signature

President
Title

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page.
(x)	(b)	Consolidated Statements of Financial Condition.
(x)	(c)	Consolidated Statements of Operations.
(x)	(d)	Consolidated Statements of Cash Flows.
(x)	(e)	Consolidated Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Consolidated Statements of Changes in Liabilities Subordinated to Claims of General Creditors. (Not applicable)
(x)		Notes to Consolidated Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation. (Not applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	Copy of the SIPC Supplemental Report. (Not required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

Kercheville and Company and Subsidiary

(SEC ID NO. 8-32795)

Consolidated Financial Statements and Supplemental Schedule for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1100
700 North St. Mary's
San Antonio, Texas 78205-3589

Tel: (210) 224-1041
Fax: (210) 224-9456
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

We have audited the accompanying consolidated statements of financial condition of Kercheville and Company and Subsidiary (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2004

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
CASH AND CASH EQUIVALENTS	$ 261,928	$ 190,794
RECEIVABLES:		
From brokers, dealers and clearing agent	122,055	227,405
From affiliates, employees and other	6,658	19,618
SECURITIES OWNED—at market value	1,723,258	1,699,482
INVESTMENT IN BLANCO PARTNERS, L.P.	4,426,489	1,432,316
PREPAYMENTS	22,016	26,321
PROPERTY AND EQUIPMENT—at cost:		
Land	379,437	379,437
Buildings and improvements	547,365	547,365
Equipment and furniture	822,474	801,400
Accumulated depreciation	(1,217,876)	(1,159,056)
Property and equipment—net	531,400	569,146
DEPOSITS WITH CLEARING AGENT	139,796	143,344
TOTAL	$ 7,233,600	$ 4,308,426

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
LIABILITIES:		
Accounts payable and accrued liabilities	$ 169,944	$ 84,573
Employee benefit plan payables	24,672	8,696
Total liabilities	194,616	93,269
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST	29,438	7,663
STOCKHOLDERS' EQUITY:		
Common stock, authorized 600,000 shares of $.50 stated value; 361,688 and 358,688 shares issued and outstanding at December 31, 2003 and 2002, respectively	180,844	179,344
Additional paid-in capital	83,941	22,595
Retained earnings	6,744,761	4,005,555
Total stockholders' equity	7,009,546	4,207,494
TOTAL	$ 7,233,600	$ 4,308,426

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES AND INCOME:		
Commissions	$ 2,235,126	$ 1,873,658
Interest and dividends	141,193	111,430
Realized and unrealized gains (losses) on securities	2,136,512	(812,757)
Management fees	1,304,820	147,497
Other income	104,002	239,358
Total revenues and income	5,921,653	1,559,186
EXPENSES:		
Employee compensation and benefits including commissions	2,363,305	1,413,769
Transaction charges	175,698	151,529
General, administrative and other	227,295	214,326
Communications	117,485	141,373
Depreciation	58,820	61,065
Property, payroll and other taxes	153,465	103,668
Occupancy	64,604	51,711
Total expenses	3,160,672	2,137,441
EARNINGS (LOSS) BEFORE MINORITY INTEREST	2,760,981	(578,255)
MINORITY INTEREST IN EARNINGS (LOSS) OF SUBSIDIARY	21,775	(2,509)
NET EARNINGS (LOSS)	$ 2,739,206	$ (575,746)

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCE— January 1, 2002	$ 181,094	$ 126,201	$4,615,881	$ -	$ 4,923,176
Exercise of stock options	6,500	76,610	-	-	83,110
Purchase of treasury stock	-	-	-	(213,425)	(213,425)
Retirement of treasury stock	(8,250)	(170,595)	(34,580)	213,425	-
Stock-based compensation	-	(9,621)	-	-	(9,621)
Net loss	-	-	(575,746)	-	(575,746)
BALANCE— December 31, 2002	179,344	22,595	4,005,555	-	4,207,494
Exercise of stock options	1,500	22,510	-	-	24,010
Stock-based compensation	-	38,836	-	-	38,836
Net income	-	-	2,739,206	-	2,739,206
BALANCE— December 31, 2003	$ 180,844	$ 83,941	$6,744,761	$ -	$ 7,009,546

See notes to consolidated financial statements.

KERCHEVILLE AND COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES:		
Net earnings (loss)	$2,739,206	$ (575,746)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		
Minority interest in earnings (loss) of subsidiary	21,775	(2,509)
Depreciation	58,820	61,065
(Appreciation) depreciation of investment in Blanco Partners, L.P.	(1,639,353)	767,946
Stock-based compensation	38,836	(9,621)
Change in operating assets and liabilities:		
Receivables from brokers, dealers and clearing agent	105,350	(165,449)
Receivables from affiliates, employees and other	12,960	36,513
Securities owned and securities sold short	(23,776)	(213,426)
Prepayments	4,305	9,750
Deposit with clearing agent	3,548	479,056
Accounts payable and accrued liabilities	85,371	(36,612)
Employee benefit plan payable	15,976	1,169
Net cash provided by operating activities	1,423,018	352,136
INVESTING ACTIVITIES:		
Purchase of property and equipment	(21,074)	(11,317)
Investment in Blanco Partners, L.P.	(1,354,820)	(163,081)
Net cash used in investing activities	(1,375,894)	(174,398)
FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	24,010	83,110
Purchase of treasury stock	-	(213,425)
Net cash provided by (used in) financing activities	24,010	(130,315)
INCREASE IN CASH AND CASH EQUIVALENTS	71,134	47,423
CASH AND CASH EQUIVALENTS—Beginning of year	190,794	143,371
CASH AND CASH EQUIVALENTS—End of year	$ 261,928	$ 190,794
SUPPLEMENTAL CASH FLOW INFORMATION—		
Cash paid for state income taxes	$ 10,212	$ -

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Kercheville and Company (K&Co) was incorporated in the state of Texas in October 1984, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

K&Co is the general partner with a 99% interest in Kercheville Partners L.P. (KP). KP's sole activity is serving as general partner of Blanco Partners, L.P. (see Note 4). The accompanying consolidated financial statements include the accounts of K&Co and KP (collectively, the Company). All material intercompany accounts and transactions have been eliminated in consolidation.

K&Co operates under a clearing agreement with Pershing LLC (Pershing), a member of BNY Securities Group and a subsidiary of Bank of New York, where Pershing clears transactions for K&Co's customers, located primarily in South Texas, and carries the accounts of such customers on a fully disclosed basis as customers of Pershing. K&Co does not hold cash or securities in connection with such transactions. K&Co is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(ii) of that rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Securities Owned and Securities Sold Short—Investments in securities and securities sold short traded on a national securities exchange or reported on a national market system are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the average of the closing bid and asked prices on that day.

Derivative Instruments—The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 138 and 149. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation. The extent of the Company's derivative activity is described in Note 8.

Property and Equipment—Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis using estimated useful lives of three to seven years for furniture and equipment and 15 to 18 years for buildings and improvements.

Commissions—Commissions and related transaction charges are recorded on a trade date basis as securities transactions occur.

Trading Gains/Losses—Trading gains and losses on securities include both realized and unrealized gains and losses on trading securities. Realized gains and losses are computed based on specific identification of securities sold.

Income Taxes—K&Co elected to be treated as an S Corporation for federal income tax purposes under which K&Co's taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these financial statements. State franchise taxes that are based on income are reported as a provision for state income taxes in the consolidated statement of operations.

Stock-Based Compensation—K&Co has three employee incentive stock plans, which are described more fully in Note 10. The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimated fair value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. The following table represents the effect on net earnings if the Company had applied the fair value method and recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), for the grant of stock options:

	2003	2002
Reported net earnings (loss)	$ 2,739,206	$ (575,746)
Add (deduct) stock-based employee compensation expense (income) determined under variable method for all awards (see Note 10)	38,836	(9,621)
Deduct total stock-based employee compensation expense determined under fair value method for all awards	(3,990)	(3,990)
Pro forma net earnings (loss)	$ 2,774,052	$ (589,357)

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standard—In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,* which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. Nonpublic entities with mandatorily redeemable financial instruments are subject to the provisions of this Statement effective the first fiscal period beginning after December 15, 2003. The Company is in the process of evaluating the impact the standard will have on the financial statements.

Reclassifications—Certain reclassifications have been made to the 2002 financial statements in order to conform to the 2003 presentation.

3. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned and securities sold short consist of trading securities at market values at December 31 as follows:

	2003		2002	
	Owned	Sold Short	Owned	Sold Short
Corporate stocks	$ 610,945	$ -	$ 371,154	$ -
Mutual funds	734,089	-	645,445	-
Money market funds	301,149	-	623,928	-
Foreign government obligations	77,075	-	58,955	-
Total	$ 1,723,258	$ -	$ 1,699,482	$ -

4. INVESTMENT IN BLANCO PARTNERS, L.P.

The Company has an investment in Blanco Partners, L.P. (Blanco Partners) whose primary purpose is to invest and trade in securities and other financial instruments. At December 31, 2003 and 2002, the carrying value of the Company's investment in Blanco Partners was $4,426,489 and $1,432,316, respectively, representing the Company's proportionate share of the fair value of the net assets of Blanco Partners. The Company recognized appreciation related to its investment in Blanco Partners of $1,639,353 and depreciation of $767,946 during the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Company had $5,148 and $8,090, respectively, due from Blanco Partners. K&Co executes certain transactions for Blanco Partners and earned commission income related to these trades of approximately $277,900 and $150,200 in 2003 and 2002, respectively. KP serves as general partner for Blanco Partners. In this capacity, KP earned management fees and performance fees of $1,304,820 and $147,497 during the years ended December 31, 2003 and 2002, respectively.

Condensed financial information of Blanco Partners as of and for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Assets and Liabilities:		
Investment in securities	$ 36,344,437	$ 23,702,110
Other assets	1,227,064	476,814
Total assets	37,571,501	24,178,924
Securities sold short	-	91,500
Margin loan payable	3,350,851	9,149,047
Other liabilities	2,087,239	18,089
Total liabilities	5,438,090	9,258,636
Partners' capital	$ 32,133,411	$ 14,920,288

	2003	2002
Operations:		
Net investment loss	$ (150,401)	$ (60,803)
Net realized and unrealized gain (loss) on investments	16,607,698	(8,263,428)
Net increase (decrease) in partners' capital resulting from operations	$ 16,457,297	$ (8,324,231)

At December 31, 2003 and 2002, Blanco Partners was invested primarily in domestic common stocks.

5. DEPOSITS WITH CLEARING AGENT

Under the clearing agreement with Pershing, K&Co is required to maintain a $100,000 balance at Pershing. At December 31, 2003 and 2002, funds were invested in U.S. treasury notes and in certificates of deposit with a market value of $139,796 and $143,344, respectively.

6. RELATED PARTY TRANSACTIONS

K&Co acts as an agent and sells various insurance products on behalf of an agency owned by K&Co's majority shareholder. For the years ended December 31, 2003 and 2002, K&Co recognized revenues related to these activities of approximately $2,100 and $6,550, respectively.

7. SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2003 and 2002.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK

All financial instruments are subject to market risk, the risk that future changes in market conditions may make an investment less valuable or more onerous. As the instruments are recognized at market value, those changes directly affect reportable income.

Securities Sold Short—K&Co may sell a security that it does not own in anticipation of a decline in the market value of that security. K&Co is obligated to purchase such security at a future date. The Company did not have any securities sold short at December 31, 2003 and 2002.

Written Options—At December 31, 2002, K&Co had written options outstanding on two securities. The written options on both securities expired worthless in January 2003. As such, K&Co did not have a liability recorded related to written options as of December 31, 2002. The Company did not have any written options outstanding at December 31, 2003.

Credit Risk —K&Co's customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between K&Co and the clearing agent stipulates that all losses resulting from K&Co's customers' inability to fulfill their contractual obligation are the responsibility of K&Co.

9. PROFIT-SHARING PLAN

K&Co sponsors a contributory trusteed profit-sharing plan (the Plan) which provides for contributions into employee designated investments. The Plan covers substantially all full-time employees of K&Co over 21 years of age and employed for at least one year. K&Co at its option can make discretionary contributions to the Plan. K&Co recognized expense for its discretionary contributions to the Plan for 2003 and 2002 of approximately $24,800 and $8,600, respectively. The Company terminated the plan on December 31, 2003.

10. EMPLOYEE STOCK OPTION PLANS AND STOCK AWARD

K&Co has three employee incentive stock plans, the 1998 Nonqualified Stock Option Plan (1998 Plan), the 1999 Nonqualified Stock Option Plan (1999 Plan), and the 2000 Nonqualified Stock Option Plan (2000 Plan).

The 1998 Plan, the 1999 Plan and the 2000 Plan provide for the granting of stock options up to a maximum of 14,000 shares, 11,000 shares and 6,000 shares of K&Co's common stock, respectively. Stock options may be granted at prices not less than 100% of the fair value at the date of the stock option grant. Stock options granted under the 1998 Plan become exercisable after four years and expire five years from the date of the option grant. Under the 1998 Plan, no options may be granted after December 31, 2000, the termination date of the 1998 Plan. Stock options granted under the 1999 Plan become exercisable ratably over five years and expire on December 31, 2004. No options may be granted after December 31, 2001, the termination date of the 1999 Plan. Stock options granted under the 2000 Plan become exercisable ratably over four years and expire on December 31, 2005. No options may be granted after December 31, 2005, the termination date of the 2000 Plan. A summary of stock option activity in the Plans is set forth below.

	Stock Options Outstanding (2000 Plan)	Exercise Price	Stock Options Outstanding (1999 Plan)	Exercise Price	Stock Options Outstanding (1998 Plan)	Exercise Price
January 1, 2002	4,000	$ 11.27	6,000	$ 6.37	10,000	$ 5.91
Exercised	(1,000)	$ 11.27	(2,000)	$ 6.37	(10,000)	$ 5.91
December 31, 2002	3,000	$ 11.27	4,000	$ 6.37	-	
Exercised	(1,000)	$ 11.27	(2,000)	$ 6.37	-	
December 31, 2003	2,000	$ 11.27	2,000	$ 6.37	-	

There were no stock options exercisable at December 31, 2003 or 2002.

In January 2001, the Company reduced the exercise price on all outstanding options and in accordance with FIN 44, *Accounting for Certain Transactions Involving Stock Compensation*, an interpretation of APB No. 25, the Company will account for these options as variable awards until they are exercised. The Company recognized stock-based compensation expense of $38,836 in 2003 and a credit to income of $9,621 in 2002 related to these variable awards.

11. NET CAPITAL REQUIREMENTS

K&Co is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2003, K&Co had net capital, as defined, of $1,807,338 which was $1,557,338 in excess of its required net capital of $250,000. K&Co's percentage of aggregate indebtedness to net capital was 10.77% at December 31, 2003.

* * * * * * *

ADDITIONAL INFORMATION

KERCHEVILLE AND COMPANY AND SUBSIDIARY

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from statement of financial condition)	$7,009,546
DEDUCTIONS:	
Nonallowable assets:	
Receivables from affiliates, employees and other	(6,658)
Prepayments	(22,016)
Property and equipment—net	(531,400)
Investment in Blanco Partners, L.P.	(4,426,489)
Net capital before haircuts on securities	2,022,983
Haircuts on securities	(215,645)
NET CAPITAL	$1,807,338

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities (from statement of financial condition)	$ 194,616
Less exclusions—Securities sold short	-
Total aggregate indebtedness	$ 194,616
Percentage of aggregate indebtedness to net capital	10.77 %

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$1,557,338

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in K&Co's unaudited FOCUS report as of December 31, 2003, as amended on February 26, 2004.

Deloitte & Touche LLP
Suite 1100
700 North St. Mary's
San Antonio, Texas 78205-3589

Tel: (210) 224-1041
Fax: (210) 224-9456
www.deloitte.com

Deloitte & Touche

February 23, 2004

Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

In planning and performing our audit of the consolidated financial statements of Kercheville and Company and Subsidiary (the Company) for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP